Exhibit 99.2

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2021 (this “Amendment”), is made by and among New Ossen Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New Ossen Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Ossen Innovation Co., Ltd, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

WHEREAS, on December 17, 2020, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to enter into this Amendment, which shall amend the Agreement in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

1.             Section 8.02(a) of the Agreement shall be amended and replaced in its entirety by the following:

“the Effective Time shall not have occurred on or before September 17, 2021 (the “Termination Date”); or”

2.             This Amendment shall be deemed incorporated into, and form a part of, the Agreement and have the same legal validity and effect as the Agreement. Except as expressly amended hereby, all terms and provisions of the Agreement are and shall remain in full force and effect, and all references to the Agreement shall hereafter refer to the Agreement as amended by this Amendment, and as it may hereafter be further amended or restated.

3.             Section 9.09 (Governing Law; Dispute Resolution) and Section 9.13 (Counterparts) of the Agreement is hereby incorporated herein mutatis mutandis.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

Ossen Innovation Co., Ltd.

By:
Name:	Wei Hua
Title:	Director

New Ossen Group Limited

By:
Name:	Tang Liang
Title:	Director

New Ossen Innovation Limited

By:
Name:	Tang Liang
Title:	Director